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13014954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
67545

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrandFund Investment Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Sanford Lane
(No. and Street)

Lafayette CA 94549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM

## OATH OR AFFIRMATION

I, Donald Bertucio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrandFund Investment Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Vice President

Title

Notary Public

SEE NOTARY ATTACHMENT.
NOTARY: AVA FANG

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of ALAMEDA

On 25th FEB 2013 (Date) before me, AVA FANG, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared DONALD BERTUCIO (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AVA FANG
COMM. #1921275
Notary Public - California
Alameda County
My Comm. Expires Jan. 23, 2015
NRO1

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

### Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 02/25/2013 Number of Pages: 2 + ACK

Signer(s) Other Than Named Above: —

### Capacity(ies) Claimed by Signer(s)

Signer's Name: DONALD BERTUCIO

- ☐ Individual
- ☒ Corporate Officer — Title(s): VP
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____

- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

# GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2012

**GRANDFUND INVESTMENT GROUP, LLC**

**TABLE OF CONTENTS**

OUM &CO. LLP
DENBERG I FULLAKKO I MURANISHI
Business Consultants & Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

# INDEPENDENT AUDITOR'S REPORT

The Managing Member of
GrandFund Investment Group, LLC

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrandFund Investment Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 26, 2013

# GRANDFUND INVESTMENT GROUP, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2012

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 75,174 |
| Accounts receivable | | 221,317 |
| Prepaid expenses | | 11,604 |
| **TOTAL ASSETS** | **$** | **308,095** |

## LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 4,534 |
| Commissions payable | | 199,186 |
| **TOTAL LIABILITIES** | | 203,720 |
| **MEMBERS' CAPITAL** | | 104,375 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | **$** | **308,095** |

See accompanying notes to the financial statements.

**GRANDFUND INVESTMENT GROUP, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Marketing fees | $ | 702,140 |
| Placement fee | | 5,485 |
| Total revenues | | 707,625 |
| **EXPENSES:** | | |
| Commission expense | | 599,186 |
| Guaranteed payments | | 60,000 |
| Consulting and professional fees | | 56,942 |
| Travel and accommodations | | 55,436 |
| Business conference and entertainment | | 45,693 |
| Office expense | | 14,522 |
| Donations | | 8,143 |
| Marketing expense | | 7,794 |
| Regulatory fees | | 7,134 |
| Taxes | | 1,947 |
| Total expenses | | 856,797 |
| **NET LOSS** | **$** | **(149,172)** |

See accompanying notes to the financial statements.

## GRANDFUND INVESTMENT GROUP, LLC
## STATEMENT OF CHANGES IN MEMBERS' CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| **MEMBERS' CAPITAL, Beginning of Year** | **$** | **253,547** |
| Net loss | | (149,172) |
| **MEMBERS' CAPITAL, End of Year** | **$** | **104,375** |

See accompanying notes to the financial statements.

**GRANDFUND INVESTMENT GROUP, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (149,172) |
| Change in assets and liabilities: | | |
| Accounts receivable | | 18,870 |
| Prepaid expenses | | (10,770) |
| Accounts payable | | (2,367) |
| Commissions payable | | 199,186 |
| Net cash provided by operating activities | | 55,747 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 55,747 |
| **CASH AND CASH EQUIVALENTS, Beginning of Year** | | **19,427** |
| **CASH AND CASH EQUIVALENTS, End of Year** | **$** | **75,174** |

See accompanying notes to the financial statements.

## NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

### Organization and Nature of Business

GrandFund Investment Group, LLC (the "Company") is a California limited liability company formed on November 15, 2005, and its principal place of business is located in Lafayette, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

### Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

### Revenue Recognition

The Company earns marketing fees in connection with agreements to introduce funds to registered representatives of broker-dealers and register representative advisors associated with broker-dealers that may have customers interested in investing in the funds. Marketing fees are earned as a retainer on a quarterly basis or as a percentage of the fees received by the investment adviser for accounts introduced.

The Company earns placement fees from private equity firms for monies placed in their various funds. The placement fees are generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2012, the Company held a single cash account.

**Fair Value of Financial Instruments**

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, and commissions payable approximate fair value because of their short-term maturities.

**Income Taxes**

The Company was formed as a California limited liability company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including California in which the Company operates imposes fees and taxes at the partnership level.

**Guaranteed Payments**

Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

**Commission Expense**

The Company enters into commission agreements with their registered representatives. During 2012, the Company had one commission agreement in place with a registered representative.

## NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no Member shall have any personal liability to the Company, any other Member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the Member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, not to exceed 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2012, the Company had net regulatory capital of $70,640, which was $57,059 in excess of its required net capital of $13,581, and a ratio of aggregate indebtedness to net capital of 2.88 to 1.

## NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2013 through February 26, 2013, the date the accompanying financial statements were available to be issued, and has determined that there are no material subsequent events to disclose.

# SUPPLEMENTARY INFORMATION

# GRANDFUND INVESTMENT GROUP, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2012

| | | |
|---|---|---|
| **NET CAPITAL:** | | |
| Total members' capital | | $ 104,375 |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Non-allowable assets: | | |
| Accounts receivable | $ 22,131 | |
| Prepaid expenses | 11,604 | |
| Total deductions and/or charges | | (33,735) |
| Net capital before haircuts on securities positions | | 70,640 |
| Less - haircuts on securities positions | | - |
| **NET CAPITAL** | | **$ 70,640** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Item included in statement of financial condition: | | |
| Accounts payable | $ 4,534 | |
| Accounts payable | 199,186 | |
| **TOTAL AGGREGATE INDEBTEDNESS (A.I.)** | | **$ 203,720** |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| Minimum net capital required (6-2/3% of A.I.) | | $ 13,581 |
| Minimum dollar requirement | | $ 5,000 |
| Excess net capital | | $ 57,059 |
| Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement | $ 54,342 | |
| Ratio: Aggregate indebtedness to net capital | | 288% |

*There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.*

See Independent Auditor's Report

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member
GrandFund Investment Group, LLC

In planning and performing our audit of the financial statements of GrandFund Investment Group, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified party.

OUM & Co. LLP

San Francisco, California
February 26, 2013

OUM &CO. LLP

Accountants & Business Advisors